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                                                                      Exhibit 13


                   Consolidated Memorandum describing certain
procedures, filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii)
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              Procedures on Section 1035 Exchanges of the Policies


     A Policy Owner may request that his or her policy be surrendered and the proceeds be applied to another life insurance policy pursuant to a tax-free exchange under (S)1035 of the Internal Revenue Code. The exchange could be to a life insurance policy issued by The New England or its subsidiary, or to an insurance company unaffiliated with The New England.

     NEVLICO's requirements before such a surrender can be accomplished are as follows:

     I.   Exchanges to other TNE-family products

          - NEVLICO must receive acceptable forms assigning ownership of the Policy to the insurance company and requesting surrender. If there are deficiencies in the forms, NEVLICO will request the agency submitting the application for the (S)1035 exchange to obtain adequate forms.

          - If there is an outstanding loan on the Policy being surrendered, there could be a tax to the policyholder if the loan is not repaid prior to the exchange. NEVLICO will ask the agency to provide confirmation that the exchange is to proceed without prior repayment of the loan. If this confirmation is not received within 10 days (absent extenuating circumstances), the request for exchange will be returned to the agency.

          - In order to assure continuity of life insurance coverage, and in order to protect the tax-free status of the insurance policy proceeds being transferred, the surrender of the original policy will not be made until NEVLICO has verified that the new TNE-family insurance policy has been approved for issue.

     II.  Exchanges to Products of Other Companies

          - NEVLICO must receive acceptable forms assigning ownership of the Policy to the other insurance company and acceptable forms, signed by an appropriate officer of the other insurance company, requesting surrender of the Policy. If there is a deficiency in the documentation,
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             NEVLICO will write directly to the other insurance company indicating the problems in the forms submitted and/or enclosing appropriate forms for completion. The letter indicates that if acceptable forms assigning ownership are not received within 21 days, NEVLICO will assume that the exchange is no longer desired and will return any forms it is then holding for disposition. If the other company has sent acceptable assignment forms but no signed surrender request, NEVLICO will send a letter advising the other company that the assignment of ownership has been accomplished and indicating how to make the surrender request.

          - If there is an outstanding loan on the Policy, NEVLICO will send the other company a letter indicating the existence of the loan and requesting the other company to provide a letter from the Policyholder confirming to NEVLICO in writing that the exchange should proceed despite the presence of the loan. The letter will indicate that if NEVLICO has not heard from the Policyholder within 21 days, it will assume the exchange is no longer desired and will return any forms that it has received for disposition.

In all cases, NEVLICO will effect the surrender within 7 days after it receives at its Administrative Office all the necessary requirements, including verifications, described above.
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I.  Rewrites for Modified Endowment Contracts


    The following describes rewrites that NEVLICO offers to policyholders of Zenith Life Plus and Zenith Life Plus II contracts that are modified endowments (MEC's.)

The options fall into two basic categories:

    A)  Refunding dump-ins with investment performance
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        We believe this option will un-MEC a contract under Section
        7702A(e)(1)(B), which provides for refund of premiums plus interest within 60 days after the end of the contract year.

        The refunded amount will be calculated as the gross amount of the reduction of the dump-in plus investment performance on the net amount of the reduction.

    B)  Rewrite to a higher face amount
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        This option will only be extended to a contract resulting from an exchange (i.e. 1035 Exchange) that has become a MEC due to the combination of the exchanged value and any "scheduled" premiums paid prior to home office receipt of the exchanged value. In addition, the "scheduled" premiums must be out-of-pocket payments and not part of the exchanged value.

        We would rewrite the policy from issue with the face amount necessary to satisfy the 7-pay test for the premiums actually paid prior to the home office receipt of the exchanged value. This home office receipt date will become the new variable start date.

        We will compare the policy value of the newly constructed contract with the value of the originally constructed contract on the variable start date. If the new contract has a higher gross cash value this will be the basis for a charge to the policyholder. If the new contract has a lower gross cash value this will be the basis for a credit to the policyholder. Any charge or credit resulting from this comparison is to be increased or decreased with investment performance from the effective date of the exchange to the date of the requested change.

        A 10 day free look letter will accompany the new policy whenever there is an increase in face amount. The letter will give the policyholder the right to return the new contract and receive back the old contract.

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II.  Payroll Deduction Premium Payment Plans

     The Company has offered certain series of its variable life insurance policies pursuant to payroll deduction premium payment plans. These plans have been made available to employee benefit plans qualified under Section 401(k) of the Internal Revenue Code and also pursuant to "mass marketing" (or "salary savings") marketing arrangements, under which an employer permits an agent to solicit its employees on the premises to purchase insurance. Under payroll deduction payment plans, the premiums for the policies are due on a monthly basis. The employer deducts an appropriate amount from the employee's paycheck so that the total deductions equal, on a monthly basis, the monthly scheduled premium payment for the policy. The employer remits the deducted amounts monthly to the Company or, if the employee is paid more frequently than monthly and if the employer so elects, weekly or bi-weekly.

     An applicant for a policy under a payroll deduction plan will receive free temporary insurance coverage from the latest of the following: the date the application is completed, the date of execution of the payroll deduction authorization and the date of execution of the prepayment receipt and temporary insurance agreement. Typically these three documents carry the same date. The free temporary insurance continues in effect for a minimum of 8 or 9 weeks to a maximum of 90 days after the first payroll deduction. During the period of free temporary insurance coverage, payroll deductions are made and remitted to the Company. The purpose of delaying issuance of the policy for a minimum of 8 or 9 weeks is to ensure that the employer has sufficient time to revise payroll procedures and remit premium payments and to create a sufficient premium cushion to help prevent future policy lapse. Coverage under the policy applied for begins at the end of this period, which will be the policy date and investment start date for the policy.

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Master Service Account
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     Policy owners may elect to pay premiums under NEVLICO's variable life insurance policies by means of The New England's Master Service Account ("MSA"). Under this arrangement, the Policy Owner can authorize The New England to withdraw from his/her bank account or TNE Cash Management Trust/1/ account, on a monthly basis, the premium due on the policy. The Policy Owner can select the date on which the monthly withdrawal is to occur, provided that it is not later than the premium due date. If the withdrawal date is prior to the premium due date, The New England will hold the money in the account until the premium due date, pay interest on the money during that period and then pay the premium amount to NEVLICO on the due date. The interest rate currently paid by The New England on account balances is 5%; this rate may change from time to time.

     The Policy Owner may also elect to make unscheduled premium payments under the Master Service Account arrangement, provided that he or she is also making regular premium payments under the MSA arrangement. Any unscheduled payments withdrawn from the Policy Owner's bank account or Cash Management Trust account will be immediately funnelled through the MSA account to NEVLICO for investment in the policy.


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/1/ The TNE Cash Management Trust is a money market mutual fund managed by Back
Bay Advisors, Inc., a subsidiary of The New England.
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     NEVLICO will rewrite its variable life insurance policies (generally within
120 days of issuance) to correct errors in the initial issuance of the policy, or to permit conversion of the policy to another variable life or other policy series or to a term insurance policy issued by The New England (or NEVLICO if applicable). This procedure involves reissuance of the policy with the corrected face amount, Policy Date, investment start date or fund allocation, or with riders added or cancelled, or issuance of another policy series or a term insurance policy. The rewrite procedure is part of NEVLICO's established administrative procedures with respect to issuance of the policies to correct mistakes in the initial issuance, to permit conversion to another policy series shortly after the original policy was issued, or to permit conversion to a term insurance policy. NEVLICO's procedure is reasonable, fair and not discriminatory to the interests of owners of the policies.
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                            Restrictive Endorsement



     A restrictive endorsement is available for policies purchased by employers as employee bonuses. Subject to the terms of a bonus agreement between the employer and employee, a restrictive endorsement designates the employee as the owner/insured of the policy, but requires the employer's consent for the employee to exercise the rights and benefits afforded by the policy, including the right to surrender the policy. The terms of the bonus agreement govern when and under what circumstances the employer must give its consent. The restrictive endorsement will terminate when the employee is age 65, but may terminate earlier either as specified in the application for the endorsement or with the consent of the employer.
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                        Substitution of Insured Person
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     NEVLICO offers under certain Policies a rider benefit permitting a substitution of the insured person. The substitution of insured person rider permits the Policy owner to change the insured, typically a corporate "key man", without having to purchase a new Policy. Exercise of the rider preserves the Policy's initial policy date, which assures that premiums and current cost of insurance rates are based on the insured's age at the time of initial Policy issuance and not at the time coverage commences on the new insured. Accruing time of coverage under the Policy also includes running of the period for application of certain Policy charges.

     Because the scheduled premiums required under the Policy depend, among other things, on the age of the insured, NEVLICO retroactively adjusts the scheduled premium level upon change of an insured pursuant to the change of insured rider. This adjustment is reflected in the Deferred Sales Charge, which is a percentage of the basic scheduled premium under the Policy. In the event the amount of the Deferred Sales Charge is reduced as a result, NEVLICO will assess the difference at the time of change in the insured. Conversely, any increase in the Deferred Sales Charge will be paid to the Policy owner at that time. In addition, the age (at initial issuance of the Policy) of the new insured may require, in part to assure compliance with applicable state non-forfeiture law provisions, application of a different Deferred Sales Charge scale than that applied to the original insured. Such a change could extend the period of application of the Deferred Sales Charge. Applicants believe the substitution of insured rider is consistent with Rule 6e-2(b)(12)(ii) which authorizes reissuance of the Policy covering the new insured. The sales charges applied to the reissued Policy conform to the limitations imposed by the Act and Rule 6e-2, as if the Policy, as originally issued, had covered the new insured.